[American Superconductor Corporation Letterhead]

February 27, 2007

VIA EDGAR

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

450 Fifth Street N.W.

Washington, DC 20549-0306

RE:	American Superconductor Corporation

Form 10-K for the fiscal year ended March 31, 2006

Filed June 14, 2006

Form 10-Q for the quarter ended September 30, 2006

File No. 000-19672

Dear Mr. Cascio:

Set forth below are responses to your letter dated January 30, 2007 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended March 31, 2006 and the Form 10-Q for the quarter ended September 30, 2006 of American Superconductor Corporation (the “Company” or “we”). All responses correspond to the sequential numbering of the comments and the headings used in the Comment Letter.

Form 10-K for the fiscal year ended March 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page A-1

Liquidity and Capital Resources, page A-13

1.	We reference your disclosure that the U.S. Navy approved an additional $13 million of funding for the 36.5 MW motor contract and that all of the funding “received” in April 2006 is expected to be recognized as revenue in fiscal 2007. Please clarify in your response and in future filings the amount of cash funding received during fiscal year 2006 and how you accounted for the cash received.

Response: During fiscal 2006 which ended on March 31, 2006, $20.8 million of incremental funding was authorized and approved by the U.S. Navy, increasing the total approved funding to $76.8 million on the Company’s 36.5MW motor contract with the Navy. Cash received from the Navy during fiscal 2006 under the contract was $22.3 million. On April 26, 2006, a contract modification was finalized which increased the total contract value from $76.8 million to $90.1 million and changed the contract type from a cost-plus-incentive-fee contract to a firm-fixed-price contract. The Navy also increased the authorized level of funding on the contract by $13.3 million from $76.8 million to $90.1 million. The $13.3 million in additional authorized funding is in the process of being billed and collected by the Company as contractual milestones are achieved, as described below.

We recognize revenue on this contract based on the percentage of completion method in accordance with AICPA Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The billing method was modified under the April 2006 contract modification to a milestone-based billing and payment schedule. As contract revenue is recognized, we record an unbilled receivable until milestones are achieved. When milestones are achieved, the unbilled receivable is reclassified to a billed receivable (and subsequently collected) in accordance with the terms of the milestone billing and payment schedule.

We will incorporate in future filings the amount of cash received during the period and the amount of future cash expected in the liquidity and capital resources section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations. In our Form 10-Q for the quarterly period ended December 31, 2006 (filed on February 9, 2007), we disclosed the following:

“Also contributing (to the increase in backlog) was the government contract modification, which provided $13,344,000 in additional funding on the Navy 36.5 MW motor program, thereby increasing the contract value of the program to $90,150,000 and converting it from a cost-plus-incentive-fee contract to a firm-fixed-price contract on April 26, 2006. The Navy 36.5 MW contract modification specifies a milestone payment plan. We received cash payments of $5,000,000 during the nine months ended December 31, 2006. We anticipate that we will receive the remaining $8,344,000 over the next two quarters as we complete the re-assembly, testing and delivery of the motor to the Navy.”

Consolidated Financial Statements

Note 13. Impairment of Long-Lived Assets, page B-22

2.	We see your reference to an independent third-party appraiser for the valuation of 1G HTS wire manufacturing equipment. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include their consent. Otherwise, you may revise the filing, as appropriate.

Response: We have contacted Koster Industries, the valuation firm which provided the independent appraisal referenced in the Form 10-K for the fiscal year ended March 31, 2006. Koster Industries has agreed to provide us with a consent which we will include in any registration statement if we incorporate by reference the Form 10-K in a registration statement.

Form 10-Q for the fiscal quarter ended September 30, 2006

Condensed Consolidated Financial Statements

Note 5. Accounts Receivable, page 12

3.	We see that unbilled accounts receivable increased from $3.8 million at March 31, 2006 to $9.5 million at September 30, 2006. Please tell us and revise future filings to discuss the underlying reasons for the significant increase in unbilled accounts receivable.

Response: The unbilled accounts receivable balance increase during the six month period ended September 30, 2006 is attributable to the milestone-based billing and payment schedule for the U.S. Navy 36.5 MW motor program. Revenue of $10.2 million was recognized on the percentage of completion method during the first six months of fiscal 2007, on the basis of measuring total costs incurred against the estimated total costs to complete the project. In accordance with the terms of the milestone payment schedule, we billed only $3.0 million of this revenue during the same period, resulting in the increase in the unbilled receivable balance. A significant portion of the contractual milestone payments will be billed upon delivery of the motor to the Navy, which is expected to occur prior to the end of our fiscal year ending March 31, 2007. In our Form 10-Q for the quarterly period ended December 31, 2006, we disclosed the following in footnote # 5 to the condensed consolidated financial statements:

“Revenues on prototype development contracts and certain product sales are recognized on a percentage of completion basis, but milestone payments can only be billed upon the completion of the individual milestones. A contract modification for the U.S. Navy 36.5 megawatt (MW) motor program was received on April 26, 2006, converting the contract from a cost-plus-incentive-fee contract to a firm-fixed-price contract with milestone-based billings. The unbilled receivable balance at December 31, 2006 includes $5,012,906 for the 36.5 MW motor program compared to $516,426 at March 31, 2006. It is anticipated that the majority of such unbilled accounts receivable will be billed during the quarter ending March 31, 2007 as milestones are achieved.”

Note 6. Inventory, page 12

4.	We reference the $2.8 million of deferred program costs recorded at September 30, 2006 related to costs incurred in excess of funding on a DOE sponsored program. Please tell us the nature of the program costs and the basis for recording these costs as inventory rather than as a deferred cost. Additionally, please address the recoverability of the deferred program costs, including whether you have subsequently received funding to recover the costs.

Response: The $2.8 million of deferred program costs recorded at September 30, 2006 represents costs, consisting of material, labor, overhead and subcontractor costs, incurred in excess of approved funding on the DOE-sponsored Long Island Power Authority cable project. These costs were deferred because receipt of future funding sufficient to cover these deferred costs was deemed probable. During the three months ended December 31, 2006, the Company received incremental funding from the DOE of $397,000. In addition, in January 2007 the Company received additional incremental funding from the DOE of $799,665. The Company expects the remaining deferred program costs to be recovered as the DOE continues to release incremental funding over the next several months. We have a history of successfully negotiating change orders sufficient to recover the deferred costs on similar contracts. These deferred costs were classified as inventory in accordance with SEC Accounting Series Release No. 164 and SEC Regulation S-X Article 5-02.6(d)(ii).

We will provide a description in future filings of the nature of the deferred costs included in inventory. In our Form 10-Q for the quarterly period ended December 31, 2006, we disclosed the following in footnote # 6 to the condensed consolidated financial statements:

“Deferred program costs of $2,720,995 as of December 31, 2006 represent costs incurred in excess of funding on a Department of Energy (DOE) sponsored program to install a HTS power cable in the transmission grid of the Long Island Power Authority (LIPA). These costs include material, labor, overhead and subcontractor costs incurred and were recorded as inventory because receipt of future funding sufficient to cover these deferred costs was deemed probable. During the three months ended December 31, 2006, the Company received incremental funding from the DOE of $397,000. In addition, in January 2007 the Company received additional incremental funding from the DOE of $799,665. The Company expects the remaining deferred program costs of $1,921,330 to be recovered as the DOE continues to release incremental funding over the next several months under Continuing Resolution.”

In addition to providing the responses above, American Superconductor Corporation hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (508) 621-4265. Thank you for your consideration.

Sincerely,

/s/ Thomas M. Rosa
Thomas M. Rosa Vice President, Chief Financial Officer & Treasurer American Superconductor Corporation